Exhibit 12.1

Ratio of Earnings to Fixed Charges (unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Excluding Interest on Deposits	4.04	8.93	6.86	10.48	11.51	19.05	31.73
Including Interest on Deposits	1.64	1.62	1.58	1.86	2.35	2.86	2.78

Net Income	$21,347	$21,307	$26,806	$33,941	$27,759	$19,458	$12,817
Income tax provisions	12,964	13,883	17,309	21,803	18,753	13,024	8,495
Income before income taxes	$34,311	$35,190	$44,115	$55,744	$46,512	$32,482	$21,312
Cum effect of change in acct principles	(1,876)	(82)	(82)
Adjusted income before income taxes	$32,435	$35,108	$44,033	$55,744	$46,512	$32,482	$21,312

Interest on deposits	$40,071	$52,369	$68,766	$58,943	$29,914	$15,663	$11,250
Interest on other borrowings	$10,665	$4,427	$7,520	$5,880	$4,427	$1,800	$694
Total fixed charges, including interest on deposits	$50,736	$56,796	$76,286	$64,823	$34,341	$17,463	$11,944
Total fixed charges, excluding interest on deposits	$10,665	$4,427	$7,520	$5,880	$4,427	$1,800	$694